Filed Pursuant to Rule 433

Issuer Free Writing Prospectus, dated August 5, 2020

Supplementing the Preliminary Prospectus Supplement, dated August 5, 2020

Registration Statement No. 333-233617

$500,000,000 1.350% Senior Notes due 2030

$1,500,000,000 2.500% Senior Notes due 2050

Term Sheet dated August 5, 2020

of Activision Blizzard, Inc.

This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated August 5, 2020 (as supplemented through and including the date hereof, the “Preliminary Prospectus Supplement”). Capitalized terms used but not defined in this Term Sheet have the meanings ascribed to them in the Preliminary Prospectus Supplement. The information in this Term Sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	Activision Blizzard, Inc.

Title of Securities:	1.350% Senior Notes due 2030 (the “2030 Notes”) 2.500% Senior Notes due 2050 (the “2050 Notes” and, together with the 2030 Notes, the “Notes”)

Ratings*:	Moody’s: Baa1 (stable) S&P: A- (stable)

Trade Date:	August 5, 2020

Settlement Date:

It is expected that delivery of the Notes will be made against payment therefor on or about August 10, 2020, which is the third business day following the date of pricing of the Notes (such settlement cycle being referred to as ‘‘T+3’’). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

of any such trade to prevent failed settlement and should consult their own advisors.

Principal Amount:	2030 Notes: $500,000,000 2050 Notes: $1,500,000,000

Final Maturity Date:	2030 Notes: September 15, 2030 2050 Notes: September 15, 2050

Benchmark Treasury:	2030 Notes: UST 0.625% due May 15, 2030 2050 Notes: UST 2.000% due February 15, 2050

Benchmark Treasury Price and Yield:	2030 Notes: 100-25+; 0.541% 2050 Notes: 119-15; 1.213%

Spread to Benchmark Treasury:	2030 Notes: +85 bps 2050 Notes: +130 bps

Issue Price:	2030 Notes: 99.614%, plus accrued interest from August 10, 2020, if any 2050 Notes: 99.725%, plus accrued interest from August 10, 2020, if any

Coupon:	2030 Notes: 1.350% per annum 2050 Notes: 2.500% per annum

Interest Payment Dates:	2030 Notes: March 15 and September 15 2050 Notes: March 15 and September 15

Record Dates:	2030 Notes: March 1 and September 1 2050 Notes: March 1 and September 1

First Interest Payment Date:	2030 Notes: March 15, 2021 2050 Notes: March 15, 2021

Make-whole Call:

2030 Notes: Prior to June 15, 2030 (three months prior to the maturity date of the 2030 Notes), at greater of par and make-whole at discount rate of Treasury Rate plus 15 basis points

2050 Notes: Prior to March 15, 2050 (six months prior to the maturity date of the 2050 Notes), at greater of par and make-whole at discount rate of Treasury Rate plus 20 basis points

Par Call:

2030 Notes: At any time on or after June 15, 2030 (three months prior to the maturity date of the 2030 Notes)

2050 Notes: At any time on or after March 15, 2050 (six months prior to the maturity date of the 2050 Notes)

Change of Control:	Putable at 101% of principal, plus accrued and unpaid interest thereon, if any, to but excluding the date of purchase.

CUSIP:	2030 Notes: 00507V AP4 2050 Notes: 00507V AQ2

ISIN:	2030 Notes: US00507VAP40 2050 Notes: US00507VAQ23

Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. PNC Capital Markets LLC Loop Capital Markets LLC Siebert Williams Shank & Co., LLC Academy Securities, Inc. R. Seelaus & Co., LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and accompanying prospectus and, when available, the final prospectus supplement relating to this offering may be obtained from BofA Securities, Inc. at (800) 294-1322 (toll-free) or dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC: (212) 834-4533 (collect), Mizuho Securities USA LLC: (866) 271-7403, or Wells Fargo Securities, LLC: (800) 645-3751 (toll-free).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG EMAIL OR ANOTHER COMMUNICATION SYSTEM.